File No. 70-9541


                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



Application of Northeast Utilities,      )
The Connecticut Light and Power Company, )
Public Service Company of New Hampshire, )
Western Massachusetts Electric Company,  )
North Atlantic Energy Corporation,       )
NU Enterprises, Inc.,                    )   CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,            )   UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,   )   COMPANY ACT OF 1935
Select Energy, Inc.,                     )
Select Energy Services, Inc.,            )
Select Energy Contracting, Inc.,         )
Reeds Ferry Supply Co., Inc.,            )
on Form U-1

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transactions for investment in Exempt Wholesale Generators. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended September 30, 2003, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

      The Connecticut Light and Power Company (CL&P)

      -------------------------------------------------------------------------
                                                As of September 30, 2003
      -------------------------------------------------------------------------
                                               (Thousands of
                                               -------------
                                                  Dollars)           %
                                                  -------           ---
      Common shareholders' equity:
        Common shares                          $   60,352            2.1%
        Capital surplus, paid in                  326,453           11.6
        Retained earnings                         337,547           11.9
                                               ----------          -----
        Total common shareholders' equity         724,352           25.6
      Preferred stock                             116,200            4.1
      Long-term and short-term debt               829,647           29.4
      Rate reduction bonds                      1,153,822           40.9
                                               ----------          -----
                                               $2,824,021          100.0%
                                               ==========          =====

      A common dividend of $10,018,440.30 was declared on September 19, 2003, and was paid to NU on September 30, 2003.

      Public Service Company of New Hampshire (PSNH)

      -------------------------------------------------------------------------
                                                As of September 30, 2003
      -------------------------------------------------------------------------
                                               (Thousands of
                                               -------------
                                                  Dollars)           %
                                                  -------           ---
      Common shareholders' equity:
        Common shares                          $     -               -  %
        Capital surplus, paid in                  126,559            9.8
        Retained earnings                         218,292           17.0
                                               ----------          -----
        Total common shareholders' equity         344,851           26.8
      Long-term and short-term debt               460,785           35.7
      Rate reduction bonds                        483,432           37.5
                                               ----------          -----
                                               $1,289,068          100.0%
                                               ==========          =====

      A common dividend of $5,600,002.66 was declared on September 19, 2003, and was paid on September 30, 2003.

      Western Massachusetts Electric Company (WMECO)

      -------------------------------------------------------------------------
                                                As of September 30, 2003
      -------------------------------------------------------------------------
                                               (Thousands of
                                               -------------
                                                  Dollars)           %
                                                  -------           ---
      Common shareholders' equity:
        Common shares                             $ 10,866           2.3%
        Capital surplus, paid in                    69,500          14.5
        Retained earnings                           73,317          15.3
                                                  --------         -----
        Total common shareholders' equity          153,683          32.1
      Long-term and short-term debt                189,277          39.6
      Rate reduction bonds                         135,383          28.3
                                                  --------         -----
                                                  $478,343         100.0%
                                                  ========         =====

      A common dividend of $10,001,365.53 was declared on September 19, 2003, and was paid to NU on September 30, 2003.

      There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

      As of September 30, 2003, the senior secured (or, in the case of WMECO, senior unsecured) debt ratings issued by Standard and Poor's Corporation of CL&P, PSNH and WMECO are A-, BBB+ and BBB+, respectively. NAEC does not presently have senior debt ratings of any kind.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

      NU represents that during the quarter ended September 30, 2003, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.


                                                           Net cash
                           Net cash         Net cash         flows
               Cash         flows             flows        (used in)/
            beginning    provided by         used in      provided by     Cash end
            of period     operating        investing      financing       of period
            7/1/2003      activities       activities     activities      9/30/2003
            --------      ----------       ----------     ----------      ---------
                                      (Thousands of Dollars)

CL&P         $2,609        $176,183         $(127,807)     $(43,661)         $7,324
PSNH          1,405          56,970           (37,360)      (15,233)          5,782
WMECO             1          13,378           (55,982)       42,604               1
NAEC             13             155               (84)          -                84




                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES



/s/ John P. Stack
    -------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    November 26, 2003